[redacted]

04015331 ‍TED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR 3 0 2004 WASH.

SEC FILE NUMBER
8- 50249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Collins & McIlhenny, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Lakeridge Drive
(No. and Street)

The Woodlands	**Texas**	**77381**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. J. Patrick Collins **(281) 367-3456**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

211 North Robinson Suite 1200	**Oklahoma City**	**Oklahoma**	**73102-7148**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **J. Patrick Collins**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Collins & McIlhenny, Inc.**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

J. Patrick Collins **President**

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **See Note D**
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **See Schedule 2**
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **See Schedule 2**
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **N/A**
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements, schedules and report of independent certified public accountants

Collins & McIlhenny, Inc.

December 31, 2003 and 2002

Report of Independent Certified Public Accountants

Member
Collins & McIlhenny, Inc.

We have audited the statements of financial condition of Collins & McIlhenny, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins & McIlhenny, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission:

- Computation of Net Capital Under Rule 15c3-1 (Schedule 1)
- Compliance with Rule 15c3-3 (Schedule 2)

These schedules have been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 24, 2004

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Collins & McIlhenny, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2003	2002
Cash	$ 33,041	$ 21,540
Furniture and office equipment, less accumulated depreciation of $17,871 in 2003 and $17,186 in 2002	2,472	814
Securities owned		
Marketable - at market value	2,655	3,300
Investment in limited liability company - at equity	170,900	-
	$209,068	$ 25,654

STOCKHOLDER'S EQUITY		
Common stock - $.01 par value; authorized, 1,000 shares; issued and outstanding, 500 shares	$ 5	$ 5
Additional contributed capital	161,189	53,157
Retained earnings (accumulated deficit)	47,874	(27,508)
	$209,068	$ 25,654

Collins & McIlhenny, Inc.

STATEMENTS OF OPERATIONS

Year ended December 31,

	2003	2002
Revenue		
Return on acquisition of distressed debt	$ 92,717	$ -
Unrealized loss on securities owned	(645)	-
Equity in earnings of limited liability company	40,443	-
	132,515	-
Expenses		
General and administrative	47,585	24,288
Consulting fees	3,935	6,600
Depreciation and amortization	685	1,963
	52,205	32,851
NET INCOME (LOSS)	$ 80,310	$ (32,851)

The accompanying notes are an integral part of these statements.

Collins & McIlhenny, Inc.

STATEMENT OF STOCKHOLDER'S EQUITY

Years ended December 31, 2003 and 2002

	Common stock		Additional contributed capital	Retained earnings (accumulated deficit)	Total stockholder's equity
	Shares	Amount			
Balances at January 1, 2002	500	$ 5	$ 53,157	$ 23,722	$ 76,884
Distributions	-	-	-	(18,379)	(18,379)
Net loss	-	-	-	(32,851)	(32,851)
Balances at December 31, 2002	500	5	53,157	(27,508)	25,654
Distributions	-	-	-	(4,928)	(4,928)
Capital contributions	-	-	108,032	-	108,032
Net income	-	-	-	80,310	80,310
Balances at December 31, 2003	500	$ 5	$161,189	$ 47,874	$209,068

The accompanying notes are an integral part of this statement.

Collins & McIlhenny, Inc.

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ 80,310	$ (32,851)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Undistributed earnings of equity method investment	(10,900)	-
Depreciation	685	1,963
Unrealized loss on securities owned	645	-
Change in prepaid expenses	-	275
Net cash provided by (used in) operating activities	70,740	(30,613)
Cash flows from investing activities		
Acquisition of furniture and office equipment	(2,343)	-
Investment in limited liability company	(160,000)	-
Net cash used in investing activities	(162,343)	-
Cash flows from financing activities		
Capital contributions	108,032	-
Distributions	(4,928)	(18,379)
Net cash provided by (used in) financing activities	103,104	(18,379)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,501	(48,992)
Cash and cash equivalents at beginning of year	21,540	70,532
Cash and cash equivalents at end of year	$ 33,041	$ 21,540

Collins & McIlhenny, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Collins & McIlhenny, Inc. (the Company) was formed on March 28, 1997 and is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company's primary activity is investment banking.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Cash Equivalents

All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

2. Securities Owned

Marketable securities owned are carried at market value with unrealized gains and losses reflected in operations.

3. Equity Investments

Investments in limited liability companies in which the Company has a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses.

4. Depreciation and Amortization

Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Furniture and equipment are being depreciated by the straight-line method over their estimated useful lives of five to seven years.

5. Income Taxes

Taxable income or loss from the operations of the Company is reported in the personal tax returns of the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code.

6. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; accordingly, actual results could differ from those estimates.

NOTE B - RETURN ON ACQUISITION OF DISTRESSED DEBT

During 2003, the Company entered into agreements under which it acquired the rights of certain unsecured creditors in a bankruptcy proceeding. Return on acquisition of distressed debt for 2003 consists entirely of the Company's proportionate share of collections on such rights.

NOTE C - NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under this rule, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $5,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2003 and 2002, net capital was $35,696 and $21,540, respectively, and the percentage of aggregate indebtedness to net capital was 0% and 0%, respectively. Excess net capital was $30,696 and $16,540 at December 31, 2003 and 2002, respectively.

NOTE D - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at December 31, 2003 and 2002, or at any time during the years then ended.

NOTE E - INVESTMENT IN LIMITED LIABILITY COMPANY

On March 14, 2003, the Company acquired a 50% interest in a limited liability company through the formation of C&H Mineral Holdings, LLC, an entity whose primary operations consist of holding net revenue interests in oil and gas properties. Following is a summary of financial position at December 31, 2003 and results of operations for the period from March 14, 2003 through December 31, 2003:

Current assets	$ 66,367
Other assets	275,433
Total assets	$341,800
Members' capital	$341,800
Revenues	$123,608
Expenses	42,722
Net income	$ 80,886

During 2003, distributions of $29,543 were received from equity method investments.

Schedule 1

Collins & McIlhenny, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31,

	2003	2002
Aggregate indebtedness	$ -	$ -
Net capital		
Stockholder's equity	$ 209,068	$ 25,654
Deductions and/or charges		
Securities owned	-	(3,300)
Furniture and office equipment	(2,472)	(814)
Investment in limited liability company - at equity	(170,900)	-
	(173,372)	(4,114)
Net capital	35,696	21,540
Required net capital	5,000	5,000
Excess net capital	$ 30,696	$ 16,540
Percentage of aggregate indebtedness to net capital	0%	0%

Note: There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2003.

Collins & McIlhenny, Inc.

COMPLIANCE WITH RULE 15c3-3

December 31, 2003 and 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Member
Collins & McIlhenny, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Collins & McIlhenny, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 24, 2004